

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Lei Xu
Chief Executive Officer
JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

Re: JD.com, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 1-36450

Dear Lei Xu:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services

cc: Sandy Xu